SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Henry Bros. Electronics, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
426286100

(CUSIP Number)
Richard D. Rockwell
c/o Professional Security Technologies, LLC
43 River Road
Nutley, NJ 07110
(973) 661-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 5, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	426286100	Page	2	of	8

1	NAMES OF REPORTING PERSONS. Richard D. Rockwell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,217,416*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,142,416*

WITH	10	SHARED DISPOSITIVE POWER

75,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,217,416*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.47%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Richard D. Rockwell (the “Reporting Person”) holds an 85% ownership interest in Professional Security Technologies LLC (“PST”), and, as such, shares the power to vote and the power to direct the disposition of all securities held by PST along with PST’s other member, Douglas Goode (“Goode”).

CUSIP No. 426286100	Page 3 of 8
As of November 22, 2010 (the “Filing Date”), the Reporting Person beneficially owned 2,217,416 shares of the Henry Bros. Electronics, Inc.’s (the “Issuer”) common stock, par value $0.01 per share (each a “Share,” and collectively, “Shares”), of which (i) the Reporting Person owned directly 2,142,416 Shares and (ii) PST owned directly 75,000 Shares.
As of the Filing Date, there were 6,252,032 Shares issued and outstanding. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 2,217,416 Shares or 35.47% of the Shares deemed issued and outstanding as of the Filing Date.
Explanatory Note
     This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the statement on Schedule 13D which was originally filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on April 3, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on March 1, 2007, Amendment No. 2 to the Schedule 13D filed on December 4, 2007, Amendment No. 3 to the Schedule 13D filed on January 23, 2008, Amendment No. 4 to the Schedule 13D filed on August 26, 2008, Amendment No. 5 to the Schedule 13D filed on October 30, 2008 and Amendment No. 6 to the Schedule 13D filed on March 3, 2009.
     Except as specifically provided herein, Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D, as amended previously by Amendments No. 1 through Amendment No. 6.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended to include the following:
On October 5, 2010, as a condition and inducement to Kratos Defense and Security Solutions, Inc. (“Kratos”) to enter into the Merger Agreement (as defined in Item 4 below), Issuer Stockholders (as defined in Item 4 below), including the Reporting Person, entered into certain Voting Agreements (as defined in Item 4 below). Neither Kratos nor the Issuer Stockholders used any funds or paid any consideration in connection with the Voting Agreements. The total Merger Consideration (as defined in Item 4 below) payable by Kratos will be approximately $54 million in cash, or $8.20 per Share. Kratos intends to fund the Merger Consideration from general corporate funds.
For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to include the following: (a)-(b)
As an inducement for Kratos to enter into the Merger Agreement (as defined below), the Reporting Person entered into a Voting Agreement. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.
Merger Agreement
On October 5, 2010, Kratos entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Hammer Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Kratos (“Merger Sub”) and the Issuer. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Kratos (the “Merger”).

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On November 13, 2010, the Merger Agreement was amended to increase the Merger Consideration (as defined below) from $7.00 per share to $8.20 per share in cash. Amendments to the Termination Fee and Option Exchange Ratio were made as follows: the Termination Fee was increased from $1,788,000.00 to $2,180,582.00 and the Option Exchange Ratio from 0.6552 to 0.7715. Capitalized terms not defined in this Current Report shall have the meanings set forth in Amendment and the Merger Agreement.
At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share (other than Shares owned by Kratos, Merger Sub, or the Issuer’s stockholders, if any, who have perfected statutory dissenters’ rights under Delaware law) will be converted into the right to receive $8.20 in cash, without interest (the “Merger Consideration”). In addition, at the Effective Time all outstanding options to purchase the Issuer’s common stock will be assumed by Kratos and converted into options to purchase common stock of Kratos (the “Assumed Options”). The number of shares of Kratos common stock subject to each Assumed Option and the exercise price of each such option will be appropriately adjusted based on the exchange ratio, which shall be equal to 0.6552.
The completion of the Merger is subject to various customary conditions, including, among other things: (i) the adoption of the Merger Agreement by stockholders holding at least a majority of the outstanding common stock of the Issuer; (ii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by each of Kratos and the Issuer and the compliance by each of Kratos and the Issuer with their respective obligations under the Merger Agreement and (iii) the absence of any pending or threatened legal proceedings challenging or seeking to restrain the consummation of the Merger.
The Merger Agreement contains customary representations, warranties and covenants, including covenants obligating the Issuer to continue to conduct its business and the business of its subsidiaries in the ordinary course, hold a meeting of its stockholders for the purpose of considering the approval and adoption of the Merger Agreement and to cooperate on seeking regulatory approvals and providing access to information regarding the Issuer and its subsidiaries. The Merger Agreement also contains a “go-shop” provision and a “no-shop” provision.
Voting Agreement
Concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Issuer, including the Reporting Person (collectively, the “Issuer Stockholders”) entered into voting agreements in favor of Kratos (collectively, the “Voting Agreements”).
The Reporting Person directly held 2,142,416 Shares. The Reporting Person

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beneficially owns 75,000 Shares held by PST. If certain conditions are met in connection with the Asset Purchase Agreement (as defined in Item 5(c) below), PST will be issued an additional 75,000 Shares. Because the issuance of those Shares is contingent upon events outside of the Reporting Person’s control that have not yet occurred, they are not beneficially owned by him as of the Filing Date. As of the Filing Date, there were 6,252,032 Shares issued and outstanding. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 2,217,416 Shares or 35.47% of the Shares deemed issued and outstanding as of the Filing Date. Pursuant to the Voting Agreement, the Reporting Person agreed to vote, or cause to be voted, all Shares beneficially owned by him in favor of the adoption of the Merger Agreement. In addition, the Reporting Person agreed to vote all such Shares against any proposal made in opposition to or in competition with the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and against any other action intended or reasonably expected to interfere with or impede the Merger or the other transactions contemplated by the Merger Agreement. The Reporting Person also granted an irrevocable proxy to the board of directors of Kratos to vote the Shares held by him in accordance with the terms of the Voting Agreement.
The Voting Agreement provides that the Reporting Person will not, among other things, sell, pledge, encumber, transfer or otherwise dispose of, or enter into any agreement or commitment with respect to the sale, pledge, encumbrance, transfer or other disposition of any Shares beneficially owned by him, or grant any proxies with respect to such Shares. The Reporting Person also agreed not to exercise any rights to demand appraisal under Delaware law of Shares held by him.
The Voting Agreement will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the date on which the Merger becomes effective and (iii) the date on which an amendment to the Merger Agreement is affected without the consent of the Issuer Stockholders that decreases the Merger Consideration.
None of the individuals who are parties to the voting agreements were paid additional consideration in connection with entering into a voting agreement.
(c) Not applicable.
(d) Reference is made to Items 4(a)-(b) above. Pursuant to Section 1.4 of the Merger Agreement, from and after the Effective Time, (i) the directors of Merger Sub will serve as directors of the surviving corporation, and (ii) the officers of Merger Sub will serve as the officers of the surviving corporation.
(e) Other than as described above, not applicable.
(f) Other than as described above, not applicable.
(g) Not applicable.

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(h) Reference is made to Items 4(a)-(g) above. Upon consummation of the Merger, the Shares will cease to be listed on The NASDAQ Capital Market.
(i) Not applicable.
(j) Other than as described in this Schedule or in the Merger Agreement or the Voting Agreement, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule or any similar matter.
The foregoing descriptions of the Merger, the Merger Agreement and the Voting Agreements do not purport to be complete. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule, and the form of Voting Agreement, which is Exhibit 2 to this Schedule. These agreements are incorporated into this Schedule wherever references and descriptions of them appear.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended to include the following:
(a) As the Filing Date, the Reporting Person beneficially owned 2,217,416 Shares of which (i) PST owned directly 75,000 Shares; and (ii) the Reporting Person owned directly 2,142,416 Shares. As of the Filing Date, there were 6,252,032 Shares issued and outstanding. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 2,217,416 Shares or 35.47% of the Shares deemed issued and outstanding as of the Filing Date.
(b) The Reporting Person and Kratos have the shared power to vote 2,142,416 Shares directly held by the Reporting Person. The Reporting Person, Kratos and Goode have the shared power to vote 75,000 Shares held by PST. Subject to the terms and conditions of the Voting Agreement described in Item 4(a)-(b) above, the Reporting Person has the sole power to dispose of 2,142,416 Shares and shares with Goode the power to dispose of 75,000 Shares held by PST.
Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Person or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or any other purpose, and membership in a “group” is hereby expressly disclaimed.
(c) On September 2, 2010, the Issuer and PST entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which the Issuer purchased certain assets from PST. Pursuant to the Asset Purchase Agreement, the Issuer agreed to issue an aggregate of 150,000 Shares to PST as follows: (a) 75,000 Shares upon entering into the Asset Purchase Agreement and (b) 75,000 Shares upon either: (i) the achievement of

CUSIP No. 426286100	Page 7 of 8
certain revenue targets relating to the purchased assets prior to December 31, 2012 or (ii) a change in control of the Issuer prior to December 31, 2012.
(d) Except for PST, which is controlled by the Reporting Person, no person (other than the Reporting Person) is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended to include the following:
The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule is incorporated by reference herein. Other than as described in this Schedule and the agreements incorporated by reference herein and set forth as exhibits hereto, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to include the following:
Exhibit 1 Agreement and Plan of Merger, dated October 5, 2010, by and among Kratos Defense & Security Solutions, Inc., Hammer Acquisition Inc. and Henry Bros. Electronics, Inc. (incorporated by reference to Appendix A of the Proxy Statement on Schedule 14D, filed by the Issuer on October 22, 2010).
Exhibit 2 Amendment to the Agreement and Plan of Merger by and among Kratos Defense & Security Solutions, Inc., Hammer Acquisition Inc. and Henry Bros. Electronics, Inc. (incorporated by reference to Exhibit 2.1 Current Report on Form 8-K, filed by the Issuer on November 18, 2010).
Exhibit 3 Form of Voting Agreement by and between Kratos Defense & Security Solutions, Inc., and the directors and certain executive officers of Henry Bros. Electronics Inc. (incorporated by reference to Appendix B of the Proxy Statement on Schedule 14D, filed by the Issuer on October 22, 2010).

CUSIP No. 426286100	Page 8 of 8
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 22, 2010

/s/ Richard D. Rockwell Richard D. Rockwell
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).